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                             May 9, 2024

       William K. Newton
       Chief Executive Officer
       Concentra Group Holdings Parent, Inc.
       4714 Gettysburg Road, P.O. Box 2034
       Mechanicsburg, PA 17055

                                                        Re: Concentra Group
Holdings Parent, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 19,
2024
                                                            CIK No. 0002014596

       Dear William K. Newton:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 8, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Our Company, page 1

   1. We note your revised disclosure in response to prior comment 4 and reissue the comment in part. We further
note the disclosure that the results from the study demonstrate your outperformance compared
to your competitors. Specifically, you state that you compared your data obtained
through the customers' information system with the total claims cost and case duration of
"all other non-Concentra health centers." In regard to the claims of other non-Concentra
health centers, please provide further context by disclosing the number and types of
claims, the time period considered, the industry averages for claim costs and case duration
and clarify whether this data is publicly available.
 William K. Newton
FirstName  LastNameWilliam  K. Newton
Concentra Group  Holdings Parent, Inc.
Comapany
May  9, 2024NameConcentra Group Holdings Parent, Inc.
May 9,
Page 2 2024 Page 2
FirstName LastName
Deep and Diverse Customer Relationships, page 6

2. We note your response to prior comment 5 and re-issue it in part. We note your revised disclosure noting that your "major ecosystem partners" have been with you for more than
         20 years on average as of December 31, 2023. Please revise to describe your "ecosystem partners." On page 103, you state that your ecosystem partners include insurance carriers and third-party administrators. On page 107, you disclose that your primary customers are
         "employers; workers    compensation ecosystem partners, such as
payors, workers
         compensation provider networks, and substance abuse testing networks; and patients."
Dividend Policy, page 61

3. We note your response to prior comment number 10 and your current disclosure that the
         Board   s decisions regarding the payment of dividends will depend on many factors, and
         that you cannot assure that you will pay your anticipated dividend in the same amount or frequency, or at all, in the future. Please revise to describe the factors that the Board will consider in its determination. Additionally, once determined, please disclose the amount of the quarterly dividend anticipated to be paid and the assumptions used by the Board to support the ability to fund the anticipated dividend. Please ensure that your disclosure clearly states the amount of cash you anticipate being available for distribution. Last, please reconcile the amount of cash you anticipate being available for distribution to the historical financial statements clearly identifying any adjustments the Board feels is necessary and the assumptions supporting those adjustments.
The Separation, page 66

4. We note your response to comment 12 and reissue in part. Please provide an accounting analysis that explains how the joint venture put and call rights are accounted for in your historical and pro forma financial statements. Please provide an estimate of the maximum amount of your repurchase obligation based on the current facts and circumstances. We note the potential adverse impact referenced in the corresponding risk factor on page 44.
Our Operating Segments, page 100

5. We note your revised disclosure in response to prior comment 18 and reissue in part. Here or at another appropriate location, please describe the process through which you receive and manage claims.
Lock-Up Agreements, page 159

6. We note your response to prior comment 29 and revised disclosure that Select and all of your directors and executive officers have entered into lock up agreements. However, on page 165 you also state that all of your directors and executive officers and "substantially all of [your] stockholders" are participating in these lock-up agreements. Please revise to reconcile your disclosures.
 William K. Newton
Concentra Group Holdings Parent, Inc.
May 9, 2024
Page 3
Exhibits

7. We note your response to prior comment 30 and reissue in part. At an appropriate section of your prospectus, please disclose the material terms of the MSAs and MSOs and file the form of each such agreement or provide a detailed legal analysis as to why these agreements are not required under Item 601(b)(10)(ii)(B) of Regulation S-K. We note disclosure at page 31 where you note that you are dependent on your relationships with affiliated professional entities that you do not own to provide healthcare services, and that to the extent your ability to receive fees from the Managed PCs is limited, your ability to use that cash for growth, debt service or other uses at the Managed PC may be impaired and, as a result, your business, financial condition and results of operations may be adversely affected.
General

8. Please revise to define non-farm employees in the first instance the term is used in the prospectus.
       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                             Sincerely,

FirstName LastNameWilliam K. Newton                          Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameConcentra Group Holdings Parent, Inc.
                                                             Services
May 9, 2024 Page 3
cc:       Stephen M. Leitzell
FirstName LastName